Exhibit 99.1

Luokung Announces Receipt of Nasdaq Notification Letter and a Request for Emergency Court Relief

BEIJING, March 5, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) ("Luokung" or the "Company"), a leading interactive location-based services and big data processing technology company based in China, today announced that the Company received a notice from Nasdaq informing the Company that as a result of the Company being placed by the U.S. Department of Defense (“DoD”) list of “Communist Chinese Military Companies” (“CCMCs”) operating directly or indirectly in the United States (the “Section 1237 List”), which are subject to certain restrictions under Executive Order 13959 (the “EO”), that trading of the Company’s ordinary shares will be suspended at the opening of business on March 15, 2021. Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company plans to appeal the Nasdaq Staff’s determination to a Hearings Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

As announced in a press release earlier today, the Company has separately initiated a case with the U.S. Federal District Court for the District of Columbia (“Court”) challenging the unlawful designation of the Company as a CCMC, and the restrictions associated with that designation. As part of that case, Luokung anticipates filing for temporary emergency relief (a Temporary Restraining Order (“TRO”)) from the Court that would enjoin the U.S. Government from enforcing the EO restrictions as to Luokung.

The Company was added to the Section 1237 List on January 14, 2021. Pursuant to the EO, U.S. persons, including both individuals and entities, are prohibited from engaging in the purchase for value or sale of companies added to the Section 1237 List on January 14, 2021, effective March 15, 2021. However, it should be noted that on January 27, 2021, the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) issued General License 1A – Authorizing Transactions Involving Securities of Certain Communist Chinese Military Companies (“General License 1A”). Under General License 1A, OFAC indicated that all transactions and activities prohibited by EO 13959, as amended by EO 13974 on January 13, 2021 (collectively the “EO”), were authorized through 9:30 am Eastern Daylight Time, May 27, 2021 for any “entity whose name closely matches, but does not exactly match, the name of” a CCMC.

The Company believes Luokung qualifies for the extended date under the plain language of General License 1A. The name on the DoD January 14, 2021 Section 1237 List is not an exact match of Luokung, but merely a close match, and thus any restrictions on U.S. persons’ trading of Luokung securities and derivatives should take effect on May 27, 2021, if at all, rather than March 15, 2021, under General License 1A. Luokung has requested confirmation from OFAC that it qualifies under General License 1A and has been informed that a response from OFAC will be forthcoming before March 15, 2021. Luokung is also seeking a declaration from the Court that General License 1A applies to Luokung, including as part of its TRO request to the Court.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com